As filed with the Securities and Exchange Commission on October 12, 2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/ RECOMMENDATION STATEMENT
Under

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

TELE CENTRO OESTE CELULAR
PARTICIPAÇÕES S.A.

(Name of Subject Company)

TELE CENTRO OESTE CELULAR
PARTICIPAÇÕES S.A.

(Name of Person Filing Statement)

Preferred shares, without par value
American Depositary Shares (as evidenced by
American Depositary Receipts),
each representing 3,000 preferred shares
(Title of Class of Securities)

87923P105 (American Depositary Shares)
(CUSIP Number of Class of Securities)

S. Todd Crider, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
(212) 455-2000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

☐     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTORY STATEMENT
Item 9. Exhibits
SIGNATURE
EXHIBIT INDEX

INTRODUCTORY STATEMENT

     This Amendment relates to the offer by Telesp Celular Participações S.A., a corporation organized under the laws of the Federative Republic of Brazil, (the “TCP”), to purchase for cash up to 84,252,534,000 preferred shares of Tele Centro Oeste Celular Participações S.A., a corporation organized under the laws of the Federative Republic of Brazil, at a price of R$10.70 per 1,000 preferred shares without interest, net of applicable stock exchange and settlement fees, brokerage fees or commissions and withholding taxes, upon the terms and subject to the conditions set forth in a Tender Offer Statement on Schedule TO filed by TCP, Brasilcel N.V., Portugal Telecom, SGPS, S.A., PT Móveis, SGPS, S.A. and Telefónica Móviles, S.A. (the “Offerors”) on September 1, 2004 with the U.S. Securities and Exchange Commission, as amended by Amendment No. 1 thereto filed on September 8, 2004, Amendment No. 2 thereto filed on September 21, 2004, Amendment No. 3 thereto filed on September 24, 2004 and Amendment No. 4 thereto filed October 12, 2004 (as so amended, the “Tender Offer Statement”).

     The tender offer expired at 11:00 a.m., New York City time, on October 8, 2004. 151,882,297,493 preferred shares of TCO were accepted for purchase pursuant to the tender offer through an auction on the São Paulo Stock Exchange held on October 8, 2004. Settlement of these purchases is expected to occur on October 14, 2004. The terms and conditions of the tender offer are set forth in the Tender Offer Statement, including the offer to purchase filed as an exhibit thereto.

     This Amendment is filed to add additional exhibits to Item 9 of the Schedule 14D-9 filed on September 1, 2004, as amended by Amendment No. 1 thereto filed on September 8, 2004 and Amendment No. 2 thereto filed on September 17, 2004.

Item 9. Exhibits

     Item 9 is hereby amended by adding the following additional exhibits:

“(a)(1)(H)	Press release dated October 8, 2004, incorporated herein by reference to Exhibit (a)(5)(G) to Amendment No. 4 to the tender offer statement on Schedule TO filed by the Offerors on October 12, 2004 (SEC File No. 005-60699).”

“(a)(1)(I)	Notice of a material fact (fato relevante) dated October 8, 2004, incorporated herein by reference to Exhibit (a)(5)(H) to Amendment No. 4 to the tender offer statement on Schedule TO filed by the Offerors on October 12, 2004 (SEC File No. 005-60699).”

SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
By:	/s/ Antonio Carlos Haidamus Monteiro
	Name:	Antonio Carlos Haidamus Monteiro
	Title:	Vice President for Technology, Networks and Customers

By:	/s/ Roberto Iunes Brito
	Name:	Roberto Iunes Brito
	Title:	Executive Vice President for Marketing and Innovation

Dated: October 12, 2004

EXHIBIT INDEX

(a)(1)(A)	Offer to purchase dated September 1, 2004, incorporated by reference from Exhibit (a)(1)(A) to the tender offer statement on Schedule TO filed by the Offerors on September 1, 2004 (SEC File No. 005-60699).*

(a)(1)(B)	Announcement to shareholders (edital) dated September 1, 2004, incorporated by reference from Exhibit (a)(1)(E) to the tender offer statement on Schedule TO filed by the Offerors on September 1, 2004 (SEC File No. 005-60699).*

(a)(1)(C)	Clarification, published September 2, 2004, to announcement to shareholders (edital) filed as Exhibit (a)(1)(B), incorporated by reference from Exhibit (a)(1)(H) to Amendment No. 1 to the tender offer statement on Schedule TO filed by the Offerors on September 8, 2004 (SEC File No. 005-60699).*

(a)(1)(D)	Clarification, published September 24, 2004, to announcement to shareholders (edital) filed as Exhibit (a)(1)(B), incorporated by reference from Exhibit (a)(1)(H) to Amendment No. 1 to the tender offer Statement on Schedule TO filed by the Offerors on September 8, 2004 (SEC File No. 005-60699).*

(a)(5)(A)	Summary advertisement dated September 1, 2004, incorporated by reference from Exhibit (a)(5)(A) to the tender offer statement on Schedule TO filed by the Offerors on September 1, 2004 (SEC File No. 005-60699).*

(a)(5)(B)	Notice of material fact (fato relevante) dated August 25, 2004, incorporated herein by reference to the pre-commencement communication filed by the Offerors under cover of Schedule TO on August 27, 2004 (Exhibit 1.1) (SEC File No. 005-60699).*

(a)(5)(C)	Notice of material fact (fato relevante) dated September 1, 2004, incorporated herein by reference to Exhibit (a)((5)(E) to the tender offer statement on Schedule TO filed by the Offerors on September 1, 2004 (SEC File No. 005-60699).*

(a)(5)(D)	Press release dated August 24, 2004, incorporated herein by reference to the first pre-commencement communication filed by the Offerors under cover of Schedule TO on August 25, 2004 (Exhibit 1.2) (SEC File No. 005-60699).*

(a)(5)(E)	Investor presentation dated August 25, 2004, incorporated herein by reference to the second pre-commencement communication filed by the Offerors under cover of Schedule TO on August 25, 2004 (Exhibit 1.1) (SEC File No. 005-60699).*

(a)(5)(F)	Press release dated September 1, 2004, incorporated herein by reference to Exhibit (a)(5)(F) to the tender offer statement on Schedule TO filed by the Offerors on September 1, 2004 (SEC File No. 005-60699).*

(a)(5)(G)	Statement of Tele Centro Oeste Celular Participações, S.A., published in The New York Times on September 17, 2004.*

(a)(5)(H)	Press release dated October 8, 2004, incorporated herein by reference to Exhibit (a)(5)(G) to Amendment No. 4 to the tender offer statement on Schedule TO filed by the Offerors on October 12, 2004 (SEC File No. 005-60699).

(a)(5)(I)	Notice of a material fact (fato relevante) dated October 8, 2004, incorporated herein by reference to Exhibit (a)(5)(H) to Amendment No. 4 to the tender offer statement on Schedule TO filed by the Offerors on October 12, 2004 (SEC File No. 005-60699).

*	Previously included as an exhibit.